UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                               SCHEDULE 13E-3/A-5
                                  RULE 13E-100

                         RULE13E-3 TRANSACTION STATEMENT
       (PURSUANT TO SECTION 13(E) OF THE SECURITIES EXCHANGE ACT OF 1934)

                            PORTLAND BREWING COMPANY
                                (Name of Issuer)

                            PORTLAND BREWING COMPANY
                      (Name of Person(s) Filing Statement)

                           Common Stock, No Par Value
                         (Title of Class of Securities)

                                   736 420 100
                      (CUSIP Number of Class of Securities)

                         Frederick L. Bowman, President
                            Portland Brewing Company
                               2730 NW 31st Avenue
                             Portland, Oregon 97201
                                  503-226-7623
                  (Name, Address and Telephone Number of Person
     Authorized to Receive Notices and Communications on Behalf of Person(s)
                                Filing Statement)

                                   Copies To:
                              Carmen M. Calzacorta
                                 Darius Hartwell
                        Schwabe Williamson & Wyatt, P.C.
                     1211 SW Fifth Avenue, Suites 1600-1900
                           Portland, Oregon 97204-3795
                                  503-222-9981


This statement is filed in connection with (check the appropriate box):

a. [X] The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C, or Rule 13e-3(c) under the Securities Exchange Act of 1934.

b. [ ] The filing of a registration statement under the Securities Act of 1933.

c. [ ]   A tender offer.

d. [ ]   None of the above.







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
     Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies. [X]

     Check the following box if the filing fee is a final amendment reporting the results of the transaction. [ ]

                            CALCULATION OF FILING FEE


         TRANSACTION VALUATION*                     AMOUNT OF FILING FEE**
--------------------------------------------------------------------------------
              $985,582.20                                  $124.87

         * Estimated maximum price obtained by multiplying (A) $0.10 by (B) the total number of shares of common stock owned by all shareholders of record immediately prior to the Reverse Split.

         ** Determined pursuant to Section 13(e) by multiplying $985,582.20 by ..0001267 ($126.70 per million).

         [X] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount previously paid: $197.12           Filing Party: Portland Brewing Company
Form or Registration No.: Schedule 13E-3  Date Filed: April 9, 2004
                          Schedule 13E-3/A-2          May 24, 2004






























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                                  INTRODUCTION

         This Rule 13e-3 Transaction Statement on Schedule 13E-3 (this "Schedule 13E-3") is being filed by Portland Brewing Company ("Portland Brewing" or the "Company") pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended, and Rule 13e-3 thereunder. The MacTarnahan Portland Brewing Company Voting Trust, Electra Partners, Inc., Karban Development Corporation, MacTarnahan Limited Partnership, Harmer Mill & Logging Supply Co., Robert M. MacTarnahan, R. Scott MacTarnahan, Charles A. Adams, and Peter F. Adams are simultaneously filing a separate Rule 13e-3 Transaction Statement on Schedule 13E-3 (the "Filing Persons' 13E-3"). The Company is submitting to its shareholders a proposal to approve and adopt a proposal for:

         (a) 600,000-for-one reverse stock split of the Company's common stock (the "Reverse Split"); and

         (b) a cash payment per share of $0.10 for the currently outstanding common stock in lieu of the issuance of any resulting fractional shares of common stock to persons who would hold less than one whole share of common stock of record in any discrete account after the proposed Reverse Split.

         The Reverse Split is upon the terms and subject to the conditions set forth in the Company's Proxy Statement for the Company's Special Meeting of Shareholders scheduled to be held on July 30, 2004 (the "Special Meeting").
The Reverse Split requires an amendment to the Company's Articles of Incorporation, as amended. The other purposes of the Special Meeting are (1) to approve the Asset Purchase Agreement dated as of January 26, 2004 among Portland Brewing, Pyramid Breweries Inc., and PBC Acquisition, LLC, a subsidiary of Pyramid Breweries Inc. (Pyramid Breweries Inc. and PBC Acquisition, LLC collectively referred to as "Pyramid") pursuant to which Portland Brewing will sell substantially all of its assets used in its brewery and brewery-restaurant operations to Pyramid and (2) to transact such other business as may properly come before the Special Meeting.

         The following Cross-Reference Sheet is supplied pursuant to General Instruction F to Schedule 13E-3 and shows the location in the Proxy Statement filed by the Company with the Securities and Exchange Commission on June 29, 2004 (including all annexes and exhibits thereto, the "Proxy Statement") and in the Filing Persons' 13E-3, of the information required to be included in response to the items of this Schedule 13E-3. The information in the Proxy Statement is expressly incorporated herein by reference and the responses to each item are qualified in their entirety by the provisions of the Proxy Statement.















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ITEM 1. SUMMARY TERM SHEET.

Reg. M-A 1001

The information set forth in the Proxy Statement under the caption "SUMMARY- The Reverse Split Proposal" is incorporated herein by reference.

ITEM 2. SUBJECT COMPANY INFORMATION.

Reg. M-A 1002

         (a) The information set forth in the Proxy Statement under the caption "SUMMARY- The Parties to the Asset Sale" is incorporated herein by reference.

         (b) The information set forth in the Proxy Statement under the caption "THE SPECIAL MEETING- Record Date and Outstanding Shares" is incorporated herein by reference.

         (c) The information set forth in the Proxy Statement under the caption "SUMMARY- Recent Market Price of Portland Brewing Common Stock" is incorporated herein by reference.

         (d) The information set forth in the Proxy Statement under the caption "SUMMARY- The Asset Sale" is incorporated herein by reference. The Company has not paid any dividends in the past two years.

         (e)      Not applicable.

         (f)      Not applicable.

ITEM 3. IDENTITY AND BACKGROUND OF FILING PERSON.

Reg. M-A 1003(a) through (c)

         (a)-(c) The filing person is the subject company. The names and addresses of the Company's Directors and Executive officers, is set forth in Part I, Item 8- "Directors, Executive Officers and Significant Employees" of the Company's Form 10-KSB filed with the commission on March 30, 2004, which is incorporated herein by reference. The identities of entities which control the Company are set forth in the Proxy Statement under the caption "SUMMARY- The Asset Sale" which is incorporated by reference.

                  The MacTarnahan Portland Brewing Company Voting Trust ("Voting Trust") is a trust formed under the laws of the State of Oregon with its principal office located at 11416 SW Lynnridge, Portland, Oregon 97225. The principal business of the Voting Trust is to hold shares of Portland Brewing Company and to vote the shares as directed by the trustee. Robert Malcolm MacTarnahan (11416 SW Lynnridge, Portland, Oregon 97225) is the trustee of the Voting Trust and Robert Scott MacTarnahan (11416 SW Lynnridge, Portland, Oregon 97225) is a successor trustee of the Voting Trust. Robert M. MacTarnahan and Robert Scott MacTarnahan are citizens of the United States of America.

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
                  Electra Partners, Inc. ("Electra") is an Oregon corporation with its principal office located at 17675 Farmington Road PMB #470, Aloha, Oregon, 97007-3216. Electra's principal business is owning and operating a landfill. Charles Anthony Adams (4047 SW Shattuck Road Portland, Oregon 97221-3042) is a director and President of Electra. Each of Peter Francis Adams (3011 SW Nottingham Drive, Portland, Oregon 97201) and Carol Crampton Adams (3011 SW Nottingham Drive, Portland, Oregon 97201) is a Vice President and director of Electra. Charles Anthony Adams, Peter Francis Adams and Carol Crampton Adams are citizens of the United States of America.

                  Karban Development Corporation ("Karban") is an Oregon corporation with its principal office located at 21630 SW Farmington Road, Aloha, Oregon. Karban's principal business is real property development. Charles Anthony Adams (4047 SW Shattuck Road Portland, Oregon 97221-3042) is a director and President of Karban. Peter Francis Adams (3011 SW Nottingham Drive, Portland, Oregon 97201) is a director, Secretary and Vice President of Karban. Charles Anthony Adams and Peter Francis Adams are citizens of the United States of America.

                  MacTarnahan Limited Partnership ("MLP") is an Oregon limited partnership with its principal office located at 11416 SW Lynnridge, Portland, Oregon 97225. The principal business of MLP is investing. The general partner of MLP is Harmer Mill & Logging Supply Co. and the limited partners are the R.M. MacTarnahan Trust (11416 SW Lynnridge, Portland, Oregon 97225) and the Ruth A. MacTarnahan Trust (11416 SW Lynnridge, Portland, Oregon 97225). The R.M. MacTarnahan Trust and the Ruth A. MacTarnahan Trust are each organized under the laws of the state of Oregon. Robert Malcolm MacTarnahan is trustee of both the R.M. MacTarnahan Trust and the Ruth A. MacTarnahan Trust. Robert Malcolm MacTarnahan is a citizen of the United States of America.

                  Harmer Mill & Logging Supply Co. ("Harmer") is an Oregon corporation with its principal office located at 11416 SW Lynnridge, Portland, Oregon 97225. Harmer's principal business is real estate investment. Robert Malcolm MacTarnahan is a director and President of Harmer and Robert Scott MacTarnahan is a director and Vice President of Harmer. Sara M. Whitworth (11416 SW Lynnridge, Portland, Oregon 97225) is a director of Harmer. Andrea J. MacTarnahan (11416 SW Lynnridge, Portland, Oregon 97225) is a director and employee of Harmer. Robert Malcolm MacTarnahan, Robert Scott MacTarnahan, Sara M. Whitworth, and Andrea J. MacTarnahan are citizens of the United States of America.

                  Robert Malcolm MacTarnahan's business address is 11416 SW Lynnridge, Portland, Oregon 97225. Robert Malcolm MacTarnahan is a director of the Company, Trustee of the Voting Trust, a director and President of Harmer, a Limited Partner of MLP, and Trustee of both the R.M. MacTarnahan Trust and the Ruth A. MacTarnahan Trust. Robert Malcolm MacTarnahan is a citizen of the United States of America.

                  Robert Scott MacTarnahan's business address is 11416 SW Lynnridge, Portland, Oregon 97225. Robert Scott MacTarnahan is a director of the Company, is a director and Vice President of Harmer, and is a successor trustee of the Voting Trust. Robert Scott MacTarnahan is a citizen of the United States of America.

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
                  Charles Anthony Adams' address is 4047 SW Shattuck Road Portland, Oregon 97221-3042. Charles Anthony Adams is a director and President of Electra, and is a director and President of Karban. Charles Anthony Adams is a citizen of the United States of America.

                  Peter Francis Adams' address is 3011 SW Nottingham Drive, Portland, Oregon 97201. Peter Francis Adams is a director of the Company, is a director and Vice President of Electra, and is a director, Secretary and Vice President of Karban. Peter Francis Adams is a citizen of the United States of America.

                  None of the above mentioned natural persons was: (a) convicted in a criminal proceeding during the past five years (excluding traffic violation or similar misdemeanors); or (b) a party to any judicial or administrative proceeding during the past five years (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws. Each of the Directors and Executive Officers of the Company are citizens of the United States of America.

ITEM 4. TERMS OF THE TRANSACTION.

Reg. M-A 1004(a) and (c) through (f)

         (a) The information set forth in the Proxy Statement under the captions "SUMMARY- The Reverse Split Proposal," "THE REVERSE SPLIT PROPOSAL- Background of the Reverse Split," "THE REVERSE SPLIT PROPOSAL- Reasons for the Reverse Split," "THE REVERSE SPLIT PROPOSAL- Structure of the Reverse Split," "THE REVERSE SPLIT PROPOSAL- Effect of Reverse Split on the Shareholders," "THE REVERSE SPLIT PROPOSAL- Effect of the Reverse Split on the Portland Brewing Affiliates," "THE REVERSE SPLIT PROPOSAL-Consideration in Lieu of Shares," and "THE REVERSE SPLIT PROPOSAL- Material U.S. Federal Income Tax Consequences of the Reverse Split," is incorporated herein by reference.

         (c) The information set forth in the Proxy Statement under the captions "SUMMARY- The Reverse Split Proposal," "THE REVERSE SPLIT PROPOSAL- Structure of the Reverse Split," "THE REVERSE SPLIT PROPOSAL- Effect of the Reverse Split on Shareholders," and "THE REVERSE SPLIT PROPOSAL- Effect of the Reverse Split on the Portland Brewing Affiliates," is incorporated herein by reference.

         (d) The information set forth in the Proxy Statement under the caption "THE REVERSE SPLIT PROPOSAL- Dissenters' Rights-Reverse Split Proposal" is incorporated herein by reference.

         (e) The information set forth in the Proxy Statement under the caption "THE REVERSE SPLIT PROPOSAL- Factors Considered by The Special Committee and The Board of Directors" is incorporated herein by reference.

         (f)      Not applicable.

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
ITEM 5. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

Reg. M-A 1005(a) through (c) and (e)

         (a) The information set forth in Part I, Item 11- "Interest of Management and Others in Certain Transactions" of the Company's Form 10-KSB filed with the commission on March 30, 2004, is incorporated herein by reference.

         (b) The information set forth in the Proxy Statement under the captions "SUMMARY- The Asset Sale," "THE ASSET SALE PROPOSAL-Background of the Asset Sale," "THE ASSET SALE PROPOSAL-Reasons for the Asset Sale," "SUMMARY- The Reverse Split Proposal," "THE REVERSE SPLIT PROPOSAL- Background of the Reverse Split," and "THE REVERSE SPLIT PROPOSAL- Reasons for the Reverse Split" is incorporated herein by reference.

         (c) The information set forth in the Proxy Statement under the captions "SUMMARY- The Asset Sale," "THE ASSET SALE PROPOSAL-Background of the Asset Sale," "THE ASSET SALE PROPOSAL-Reasons for the Asset Sale," "SUMMARY- The Reverse Split Proposal," "THE REVERSE SPLIT PROPOSAL- Background of the Reverse Split," and "THE REVERSE SPLIT PROPOSAL- Reasons for the Reverse Split" is incorporated herein by reference.

         (e) The information set forth in the Proxy Statement under the caption "SUMMARY- The Asset Sale" is incorporated herein by reference.

ITEM 6. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

Reg. M-A 1006(b) and (c)(1)-(8)

         (b) The information set forth in the Proxy Statement under the caption "SUMMARY- The Reverse Split Proposal" is incorporated herein by reference.

         (c) The information set forth in the Proxy Statement under the captions "THE ASSET SALE PROPOSAL," and "THE REVERSE SPLIT PROPOSAL" and all subheadings thereunder is incorporated herein by reference.

ITEM 7. PURPOSES, ALTERNATIVES, REASONS AND EFFECTS.

Reg. M-A 1013

         (a) The information set forth in the Proxy Statement under the captions "THE REVERSE SPLIT PROPOSAL- Background of the Reverse Split," and "THE REVERSE SPLIT PROPOSAL- Reasons for the Reverse Split" is incorporated herein by reference. The information set forth in Item 7(a) of the Filing Persons' 13E-3 is incorporated herein by reference.

         (b)-(c) The information set forth in the Proxy Statement under the captions "THE REVERSE SPLIT PROPOSAL- Background of the Reverse Split," "THE REVERSE SPLIT PROPOSAL- Reasons for the Reverse Split" and "THE REVERSE SPLIT PROPOSAL- Factors Considered by The Special Committee and The Board of Directors" is incorporated herein by reference. The information set forth in Items 7(b) and (c) of the Filing Persons' 13E-3 is incorporated herein by reference.

         (d) The information set forth in the Proxy Statement under the captions "THE REVERSE SPLIT PROPOSAL- Structure of the Reverse Split," "THE REVERSE SPLIT PROPOSAL- Effect of the Reverse Split on Shareholders," "THE REVERSE SPLIT PROPOSAL- Effect of the Reverse Split on Portland Brewing," "THE REVERSE SPLIT PROPOSAL- Effect of the Reverse Split on the Portland Brewing

                  Affiliates," "THE REVERSE SPLIT PROPOSAL - Source of Funds and Financial Effect of the Reverse Split," and "THE REVERSE SPLIT PROPOSAL- Material Federal Income Tax Consequences of the Reverse Split" is incorporated herein by reference.

ITEM 8. FAIRNESS OF THE TRANSACTION.

Reg. M-A 1014

         (a) The information set forth in the Proxy Statement under the caption "THE REVERSE SPLIT PROPOSAL- Factors Considered by The Special Committee and The Board of Directors" is incorporated herein by reference.

         (b) The information set forth in the Proxy Statement under the captions "THE REVERSE SPLIT PROPOSAL- Background of the Reverse Split," "THE REVERSE SPLIT PROPOSAL- Reasons for the Reverse Split," and "THE REVERSE SPLIT PROPOSAL- Factors Considered by The Special Committee and The Board of Directors" is incorporated herein by reference.

         (c) The information set forth in the Proxy Statement under the caption "THE REVERSE SPLIT PROPOSAL- Vote Required" is incorporated herein by reference.

         (d) The information set forth in the Proxy Statement under the captions "THE REVERSE SPLIT PROPOSAL - Factors Considered by The Special Committee and The Board of Directors" and "THE REVERSE SPLIT PROPOSAL- Financial Terms of the Transaction" is incorporated herein by reference.

         (e) The information set forth in the Proxy Statement under the captions "THE REVERSE SPLIT PROPOSAL- Background of the Reverse Split," and "THE REVERSE SPLIT PROPOSAL-Recommendation of the Board of Directors" is incorporated herein by reference.

         (f) The information set forth in the Proxy Statement under the captions "SUMMARY- The Asset Sale," "THE ASSET SALE PROPOSAL-Background of the Asset Sale," and "THE ASSET SALE PROPOSAL-Reasons for the Asset Sale" is incorporated herein by reference.

ITEM 9. REPORTS, OPINIONS, APPRAISALS AND NEGOTIATIONS.

Reg. M-A 1015

         (a)-(b) The information set forth in the Proxy Statement under the captions "THE REVERSE SPLIT PROPOSAL- Background of the Reverse Split," "THE REVERSE SPLIT PROPOSAL- Reasons for the Reverse Split," "THE REVERSE SPLIT PROPOSAL-

                  Opinion of Financial Advisor," and "THE REVERSE SPLIT PROPOSAL- Factors Considered by The Special Committee and The Board of Directors" is incorporated herein by reference.

         (c) The information set forth in the Proxy Statement under the caption "AVAILABLE INFORMATION" is incorporated herein by reference.

ITEM 10. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Reg. M-A 1007

         (a) The information set forth in the Proxy Statement under the caption "THE REVERSE SPLIT PROPOSAL- Source of Funds and Financial Effect of the Reverse Split" is incorporated herein by reference.

         (b)      Not applicable.

         (c) The information set forth in the Proxy Statement under the caption "THE REVERSE SPLIT PROPOSAL- Source of Funds and Financial Effect of the Reverse Split" is incorporated herein by reference.

         (d) The information set forth in the Proxy Statement under the caption "THE REVERSE SPLIT PROPOSAL- Source of Funds and Financial Effect of the Reverse Split" is incorporated herein by reference.

ITEM 11. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

Reg. M-A 1008

         (a) The information set forth in the Proxy Statement under the caption "SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT" is incorporated herein by reference.

         (b)      Not applicable.

ITEM 12. THE SOLICITATION OR RECOMMENDATION.

Reg. M-A 1012(d) and (e)

         (d) The information set forth in the Proxy Statement under the caption "SUMMARY- The Special Meeting" is incorporated herein by reference.

         (e) The information set forth in the Proxy Statement under the captions "THE REVERSE SPLIT PROPOSAL- Factors Considered by The Special Committee and The Board of Directors" and "THE REVERSE SPLIT PROPOSAL- Recommendation of the Board of Directors" is incorporated herein by reference. The information set forth in Item 12(e) of the Filing Persons' 13E-3 is incorporated herein by reference

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
ITEM 13. FINANCIAL STATEMENTS.

Reg. M-A 1010(a) and (b)

         (a) The financial statements set forth in Annex F of the Proxy Statement are incorporated herein by reference.

         (b) The financial information set forth in Annex F of the Proxy Statement is incorporated herein by reference.

ITEM 14. PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

Reg. M-A 1009

         (a) The information set forth in the Proxy Statement under the caption "THE REVERSE SPLIT PROPOSAL- Opinion of Financial Advisor" is incorporated herein by reference.

         (b) The information set forth in the Proxy Statement under the captions "THE REVERSE SPLIT PROPOSAL - Source of Funds and Financial Effect of the Reverse Split" and "THE REVERSE SPLIT PROPOSAL- Opinion of Financial Advisor" is incorporated herein by reference.

ITEM 15. ADDITIONAL INFORMATION.

Reg. M-A 1011(b)

         (b) The information set forth in the Proxy Statement, together with the proxy card, is incorporated herein by reference.

ITEM 16. EXHIBITS.

Reg. M-A 1016(a) through (d), (f) and (g)

         (a)      Proxy Statement, together with the proxy card*

         (b)      Business Loan Agreement (Asset Based) dated September 1,
                  2003**

                  First Amendment to Business Loan Agreement (Asset Based) dated December 26, 2003**

                  Second Amendment to Business Loan Agreement (Asset Based) dated March 8, 2004**

                  Letter Agreement between the Company and MacTarnahan Limited Partnership and other parties dated January 24, 2004**

                  Letter Agreement between the Company and MacTarnahan Limited Partnership and other parties dated March 25, 2004**

                  Letter Agreement between the Company and MacTarnahan Limited Partnership dated March 25, 2004**

         (c)      Fairness Opinion of Willamette Management Associates, Inc.***

                  Complete Appraisal Summary Reports of PGP Valuation, Inc. dated September 23, 2003 and February 4, 2004******

         (d)      Voting Agreement dated July 27, 2001#

                  Voting Trust Agreement dated May 31, 2002##

                  Voting Agreement dated January 26, 2004###

                  Stock Purchase Agreement dated May 10, 2004####

                  Deferred Redemption Agreement dated February 25, 2004 #####

         (f)      Copy of Dissenters' Rights Statute*****

         (g)      Not applicable

--------------

* Incorporated by reference to Schedule 13E-3/A2 filed by Portland Brewing Company on May 24, 2004.

** Incorporated by reference to Form 10-KSB filed by Portland Brewing Company on March 30, 2004, exhibits 10.38, 10.39, 10.40, 10.43, 10.44, and 10.47, respectively.

*** Incorporated by reference to Annex D of Exhibit (a) which is filed herewith.

**** Incorporated by reference to Annex E of Exhibit (a) which is filed herewith.

***** Incorporated by reference to Annex B of Exhibit (a) which is filed herewith.

******   Filed herewith.

# Incorporated by reference to Schedule 13D Amendment No. 2 filed by the MacTarnahan Portland Brewing Company Voting Trust and the Adams Parties on July 30, 2001.

## Incorporated by reference to Schedule 13D filed by the MacTarnahan Portland Brewing Company Voting Trust on June 8, 2001.

### Incorporated by reference to Form 8-K filed by Pyramid Breweries Inc. on January 28, 2004.

#### Incorporated by reference to Schedule 13E-3/A4 filed by Portland Brewing Company on June 22, 2004.

##### Incorporated by reference to Form 10-KSB filed by Portland Brewing Company on March 30, 2004.





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
                                   SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                        PORTLAND BREWING COMPANY


                                        By: /s/ Fred Bowman
                                            --------------------
                                        Name:    Fred Bowman
                                        Title:   President
                                        Dated:   June 29, 2004

EXHIBIT INDEX

EXHIBIT DESCRIPTION

         (a)      Proxy Statement, together with the proxy card*

         (b)      Business Loan Agreement (Asset Based) dated September 1,
                  2003**

                  First Amendment to Business Loan Agreement (Asset Based) dated December 26, 2003**

                  Second Amendment to Business Loan Agreement (Asset Based) dated March 8, 2004**

                  Letter Agreement between the Company and MacTarnahan Limited Partnership and other parties dated January 24, 2004**

                  Letter Agreement between the Company and MacTarnahan Limited Partnership and other parties dated March 25, 2004**

                  Letter Agreement between the Company and MacTarnahan Limited Partnership dated March 25, 2004**

         (c)      Fairness Opinion of Willamette Management Associates, Inc.***

                  Willamette Management Associates, Inc.'s presentation to the Special Committee of the Board of Directors on January 24, 2004****

                  Complete Appraisal Summary Reports of PGP Valuation, Inc. dated September 23, 2003 and February 4, 2004******

         (d)      Voting Agreement dated July 27, 2001#

                  Voting Trust Agreement dated May 31, 2002##

                  Voting Agreement dated January 26, 2004###

                  Stock Purchase Agreement dated May 10, 2004####

                  Deferred Redemption Agreement dated February 25, 2004 #####

         (f)      Copy of Dissenters' Rights Statute*****

         (g)      Not applicable

------------------

* Incorporated by reference to Schedule 13E-3/A2 filed by Portland Brewing Company on May 24, 2004.

** Incorporated by reference to Form 10-KSB filed by Portland Brewing Company on March 30, 2004, exhibits 10.38, 10.39, 10.40, 10.43, 10.44, and 10.47, respectively.

*** Incorporated by reference to Annex D of Exhibit (a) which is filed herewith.

**** Incorporated by reference to Annex E of Exhibit (a) which is filed herewith.

***** Incorporated by reference to Annex B of Exhibit (a) which is filed herewith.

******   Filed herewith.

# Incorporated by reference to Schedule 13D Amendment No. 2 filed by the MacTarnahan Portland Brewing Company Voting Trust and the Adams Parties on July 30, 2001.

## Incorporated by reference to Schedule 13D filed by the MacTarnahan Portland Brewing Company Voting Trust on June 8, 2001.

### Incorporated by reference to Form 8-K filed by Pyramid Breweries Inc. on January 28, 2004.

#### Incorporated by reference to Schedule 13E-3/A4 filed by Portland Brewing Company on June 22, 2004.

##### Incorporated by reference to Form 10-KSB filed by Portland Brewing Company on March 30, 2004.

















































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